UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 8)*

Dover Downs Gaming & Entertainment, Inc.

(Name of Issuer)

$.10 Par Value Common Stock

(Title of Class of Securities)

260095 10 4

(CUSIP Number)

R. Randall Rollins

2170 Piedmont Road, N.E., Atlanta, GA  30324

(404) 888-2201

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 28, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or, 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

DOVER DOWNS GAMING & ENTERTAINMENT, INC.

CUSIP No. 260095 10 4

(1)	Name of Reporting Persons. R. Randall Rollins

(2)	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds N/A

(5)	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0

	(8)	Shared Voting Power 0

	(9)	Sole Dispositive Power 0

	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 0

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

(13)	Percent of Class Represented by Amount in Row (11) 0.0%

(14)	Type of Reporting Person IN

SCHEDULE 13D

DOVER DOWNS GAMING & ENTERTAINMENT, INC.

CUSIP No. 260095 10 4

Other than as set forth in Item 4, Item 5 and Item 6 below, there have been no changes to the Items in this Schedule from the prior filing.

Item 4.   Purpose of Transaction

On March 28, 2019 (the “Closing Date”), pursuant to that certain Transaction Agreement, dated July 22, 2018, by and among Dover Downs Gaming & Entertainment, Inc., a Delaware corporation (the “Company”), Twin River Worldwide Holdings, Inc., a Delaware corporation (“Parent”), and Double Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of Parent (“Merger Sub”), as amended by that certain Amendment to Transaction Agreement, dated October 8, 2018 (as so amended, the “Transaction Agreement”), by and among the Company, Parent, Merger Sub, and DD Acquisition LLC, a Delaware limited liability company and wholly-owned subsidiary of Parent (“Merger Sub Two”), Merger Sub merged with and into the Company, with the Company continuing as the surviving corporation (the “Surviving Corporation”) and becoming an indirect wholly-owned subsidiary of Parent (the “Merger”). Immediately following the completion of the Merger, the Surviving Corporation merged with and into Merger Sub Two (the “Second-Step Merger”, and together with the Merger, the “Mergers”), with Merger Sub Two continuing as the surviving limited liability corporation and a wholly-owned subsidiary of Parent.  At 2:01 p.m., New York City time, on the Closing Date (the “Merger Effective Time”), (1) each share of the Company’s common stock, par value $0.10 per share (the “Common Stock”), and Class A common stock, par value $0.10 per share (the “Class A Common Stock”), issued and outstanding immediately prior to the Merger Effective Time (other than shares held in treasury by the Company or owned by Parent or any direct or indirect wholly-owned subsidiary of the Company or Parent) were cancelled and converted into the right to receive shares of validly issued, fully paid and non-assessable shares of common stock of Parent, plus cash in lieu of any fractional shares (the “Merger Consideration”).

The information set forth in Item 6 of this Amendment is incorporated into this Item 4 by reference.

Item 5.   Interest in Securities of the Issuer

(a)           0 Shares of Class A Common Stock

0 Shares of Common Stock

(b)           0 Shares of Class A Common Stock

0 Shares of Common Stock

(c)           Other than as described in this Amendment, the Reporting Person has not executed any other transactions in respect of the Common Stock within the last sixty days.

(d)           Not applicable.

(e)           The Reporting Person ceased to be the beneficial owner of more than five percent of the Common Stock on March 28, 2019.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On March 28, 2019, Parent completed its previously announced acquisition of the Company, which was effected by the Merger pursuant to the terms of the Transaction Agreement.  As a result, all shares of Class A Common Stock and Common Stock beneficially owned by the Reporting Person were converted into the right to receive the Merger Consideration subject to the terms and conditions of the Transaction Agreement.

Upon the Merger Effective Time, the Stockholders Agreement and Irrevocable Proxy, dated January 31, 2008, by and among the Reporting Person, Henry B. Tippie and Michelle Rollins, as amended on January 30, 2018, terminated in accordance with its terms.

Upon the completion of the Mergers, the Voting Agreement, dated July 22, 2018, by and among Parent and the directors and executive officers of the Company, was terminated in accordance with its terms.

SCHEDULE 13D

DOVER DOWNS GAMING & ENTERTAINMENT, INC.

CUSIP No. 260095 10 4

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 28, 2019	/s/ R. Randall Rollins
R. Randall Rollins